The Providence Service Corporation

64 East Broadway Blvd.

Tucson, AZ 85701

October 7, 2010

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re:	The Providence Service Corporation
Form 10-K for FYE December 31, 2009
Filed March 12, 2010;
DEF 14A for Annual Meeting on May 20, 2010
Filed April 22, 2010
File No. 1-34221

Dear Mr. Reynolds:

This letter represents The Providence Service Corporation’s (“Registrant”, “we”, “our” or similar pronouns) response to your comment letter dated September 23, 2010 (“Comment Letter”) regarding the Form 10-K, filed by us on March 12, 2010 (“Form 10-K”) and the DEF 14A filed by us on April 22, 2010 (SEC file number 1-34221) for our Annual Meeting held on May 20, 2010.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that Staff comments may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Capitalized terms not defined herein have the meaning ascribed to them in Form 10-K or the DEF14A filed with the Commission on April 22, 2010.

Form 10-K for Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 29

Staff Comment

1.	We note from the transcript to your earnings call held on May 6, 2010 that you discussed EBITDA trends and projected EBITDA margins. We further note in your proxy filed on April 22, 2010 that management is compensated based on performance against budgeted EBITDA. One of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing an analysis of the business. Please tell us whether EBITDA and EBITDA margin represent key measures by which you manage your business, and if so, expand your MD&A to disclose and analyze your EBITDA and EBITDA margins. Alternatively, tell us why that would not be material to an investor’s understanding of your business. Refer to FRC 501.12.b.1 for additional guidance.

Registrant Response

During our earnings call held on May 6, 2010, we discussed EBITDA and EBITDA margins in the course of responding to questions from analysts. EBITDA and EBITDA margins are not key measures by which we manage our ongoing operations.

Beginning with 2010, the Compensation Committee of our Board of Directors chose to tie a portion of the executive performance based cash bonus to EBITDA related measures as they believe such measures are widely used by our peer group to evaluate financial performance. We believe that operating income is the appropriate measure for investors, analysts, and our internal operations management to evaluate our financial performance.

Liquidity and Capital Resources, page 30

Staff Comment

2.	We note from the transcript to your earnings call held on August 5, 2010 that you described how your excess cash flow will be swept after the end of the year to pay down the senior debt whether you repay the debt voluntarily or not. With a view towards disclosure in future filings, please describe this provision in greater detail and the potential impact in quantitative and qualitative terms to your liquidity and capital resources.

Registrant Response

With a view towards disclosure in future filings, we will add language to our liquidity and capital resources disclosure describing this provision in greater detail and the potential impact in quantitative and qualitative terms similar to the following:

The Credit Facility requires us to prepay an aggregate principal amount of the loan in an amount equal to 75% of our Excess Cash Flow, as defined, for each fiscal year. Excess Cash Flow is calculated based on our consolidated net income plus decreases or minus increases in net working capital plus non-cash depreciation and amortization and other non-cash charges, minus capital expenditures, certain transaction fees and expenses related to our acquisition of LogistiCare and the negotiation of the Credit Facility and the Notes, principal amortization with respect to capital leases, all regularly scheduled principal payments and voluntary principal prepayments under the Credit Facility and earn out payments related to completed acquisitions permitted by the lender as more fully described in the Amended Credit Agreement. For 2008 and 2009, we prepaid an aggregate principal amount of $0 and approximately $4.1 million representing 75% of our Excess Cash Flow.

This provision may result in the use of an increased portion of our cash flows from operations to pay principal payments on our Credit Facility (limiting our flexibility in planning for, or reacting to, changes in our business and industry) making the prepayments unavailable for operations, working capital, capital expenditures, expansion, acquisitions, or other purposes.

Consolidated Balance Sheets, page 73

Staff Comment

3.

It appears from the transcript to your earnings call held on May 6, 2010 that you recorded all of the 2009 management bonus entirely in the 4th quarter of 2009. However, it appears you are recording the 2010 bonus on a quarterly basis. Please clarify for us the bonus plans you were discussing, how you accounted for the bonuses in 2009 and 2010 and the basis for your accounting treatment for each period.

Registrant Response

For 2009, each of our Named Executive Officers was granted an opportunity to earn a portion of the incentive, or performance-based, cash bonus under the Annual Incentive Plan. Under the Annual Incentive Plan as originally adopted in 2008, 80% of the amount that may have been earned by each of the Named Executive Officers was based on our achievement of the earnings per share measures, or EPS, referred to as the EPS-related portion, and 20% was based on the executive’s achievement of individual performance objectives, in each case, established for such purpose at the beginning of the year. On December 30, 2008, the Compensation Committee reduced the potential incentive bonus under the Annual Incentive Plan for 2009, in light of the then current economic uncertainties and conditions, by eliminating the EPS-related portion of such potential bonus. The 20% portion of the Annual Incentive Plan remained in place and we accrued for this portion throughout 2009.

On February 23, 2010, the Compensation Committee approved a discretionary cash bonus for each of the Named Executive Officers based on the executive’s performance and long-term potential, our performance and growth in 2009, including our exceeding budgeted EBITDA for 2009, our debt reduction, improved corporate integration, the executive’s responsibilities as well as internal comparisons of pay within the executive group. We accrued for this discretionary cash bonus in the second half of 2009 as the achievement of the performance metrics noted above became probable.

For 2010, the Compensation Committee established a new annual incentive plan, or the 2010 Annual Incentive Plan, whereby each of the Named Executive Officers will be granted an opportunity to earn an incentive, or performance-based, cash bonus based upon historical performance as one of the components of total targeted compensation for our executive officers under the 2010 Executive Pay for Performance Compensation Plan. Under the 2010 Annual Incentive Plan, 20% of the targeted incentive cash bonus is subjective and determined by the Compensation Committee based upon non financial performance and 80% is based on our achievement of EBITDA measures, in each case, established for such purpose at the beginning of the year. The Compensation Committee chose to tie 80% of the executive officers’ potential cash bonuses under the 2010 Annual Incentive Plan to our performance as a whole using EBITDA-related measures that will compare our actual performance against our budget. In addition, to the extent our actual performance exceeds our budgeted performance as determined by the Compensation Committee, the participating executive officers may earn up to a maximum cash bonus equal to 150% of their respective base salaries. Payment of any cash bonus under the EBITDA-related portion of the 2010 Annual Incentive Plan is paid only to the extent the EBITDA targets are attained after expensing all compensation.

To account for the cash bonus paid under the Annual Incentive Plan for 2009, the discretionary cash bonus paid in 2010 based on 2009 performance measures and the potential cash bonus under the 2010 Annual Incentive Plan, we followed the guidance set forth in ASC 270-10-Interim Reporting, or ASC 270. This guidance provides that when compensation is based on attaining a particular goal over a period of time, such as achieving a specified earnings level for the year, it should be accrued over the period in relation to the results achieved to date. With respect to cost determinations that can only be made definitively on an annual basis (such as the compensation costs under the Annual Incentive Plan and the 2010 Annual Incentive Plan), the cost for the full year should be estimated and allocated to interim periods on an appropriate basis. Interim computations should be made on a year-to-date basis (using the most recent estimates of the annual amounts), with prior interim period amounts being deducted to arrive at the current interim period amounts. Thus, the effects of the revisions of annual estimates on preceding interim periods are included in the period when the revisions are made. Accordingly, we accrued for the 20% portion of the Annual Incentive Plan throughout 2009 and are accruing for the potential incentive cash bonus under the 2010 Annual Incentive Plan throughout 2010.

In the case of the discretionary bonus paid in 2010 based on 2009 performance measures, the definitive determination to award this bonus was made by the Compensation Committee in February 2010 when our consolidated financial results for 2009 were finalized. The guidance set forth in ASC 270 provides that bonuses not based on formulas should be accrued if it is probable that they will be paid. In October 2009, the Compensation Committee determined that, based on our financial performance through the first nine months of 2009, the likelihood that our actual financial performance for 2009 would exceed our budgeted EBITDA for 2009 was probable. As such we accrued for a portion of a potential discretionary bonus amount in the third quarter of 2009. In December 2009, the Compensation Committee determined that, based on our financial performance through the first eleven months of 2009, the likelihood that our actual financial performance for 2009 would exceed our budgeted EBITDA for 2009 by an amount determined by the Compensation Committee to warrant a cash bonus amount that was higher than the amount accrued in the third quarter of 2009 was probable. As a result, we accrued for an additional potential discretionary cash bonus amount in the fourth quarter of 2009.

Note 9. Long-Term Obligations, page 101

Staff Comment

4.	We note the amended Credit Agreement included revisions that increased the annual interest rates, from LIBOR plus 3.5% to LIBOR plus 6.5% and Base Rate plus 2.5% to Base Rate plus 5.5%. We also note on page 55 you disclose incurring amendment fee of $565,000 and approximately $2.0 million in fees and expenses in connection with the transaction. Please tell us how you determined the accounting treatment for the amended Credit Agreement and if you considered this to be a substantial modification of terms of an existing agreement. In your response, please provide us with your calculation of the present value of cash flows for the Credit Agreement under the original terms and the new terms after the amendment. See FASB ASC 470-50-40-6 to 40-12 for additional guidance.

Registrant Response

We determined that the amendment to the Credit Agreement effective March 11, 2009 as more fully described under Note 9 Long-Term Obligations on page 103 did not represent a substantial modification of terms of the Credit Agreement. This determination was based on our analysis of the present valued cash flows under the Credit Agreement and the amended Credit Agreement for purposes of applying the 10% cash flow test as required by FASB ASC 470-50-40. As noted in the calculation of the present value of cash flows for the Credit Agreement (attached hereto as Exhibit 1) the effect of the present valued cash flows under the new terms of the Credit Agreement after the amendment as compared to the original terms was a change of less than 10%. In addition, the Credit Agreement did not have an embedded conversion option and the amendment to the Credit Agreement did not add a conversion option. As such, the new effective interest rate related to the amended Credit Agreement was determined based on the carrying amount of the Credit Agreement before the amendment and the revised cash flows for the amended Credit Agreement. The fees paid by us to certain of the lenders as part of the amendment and unamortized fees allocated to the term loan related to the Credit Agreement before the amendment were deferred and are being amortized over the remaining term of the amended Credit Agreement. Costs incurred with third parties directly related to the amendment (e.g., arrangement, legal, accounting and other related fees) were expensed as incurred. Since the revolving line of credit was decreased as a result of the amendment to the Credit Agreement the portion of the fees paid by us to the lender as part of the amendment allocated to the revolving credit facility were deferred and are being amortized over the remaining term of the amended Credit Agreement. The portion of the unamortized fees allocated to the revolving credit facility related to the Credit Agreement before the amendment was written off in proportion to the decrease in available credit under the revolving credit facility.

Exhibits

Staff Comment

5.	We note that exhibits 10.6 and 10.9 do not have certain schedules or exhibits and that a notation in the Exhibit Index indicates these have been “omitted pursuant to Regulation S-K, Item 601 (b)(2)” but will “furnish supplementally” upon request. In your next periodic report, please file these exhibits in their entirety as required by Item 601 (b)(10) of Regulation S-K or advise.

Registrant Response

After reviewing again Item 601(b)(10) of Regulation S-K, we have determined that exhibit 10.6 and related exhibit 10.7 are no longer material contracts under Item 601(b)(10) of Regulation S-K and were inadvertently filed as exhibits to the Form 10-K. As such, we will remove these exhibits from the exhibit index to our Form 10-K for the year ending December 31, 2010.

We will re-file exhibit 10.9 with all schedules and exhibits thereto with our Form 10-Q for the quarterly period ended September 30, 2010. We are currently considering requesting confidential treatment for certain information contained in the schedules and exhibits to exhibit 10.9 and will submit such confidential treatment request no later than the date we re-file exhibit 10.9.

DEF 14A for Annual Meeting on May 20, 2010

Executive Compensation Review Process

Staff Comment

6.	We note that you benchmark to compensation survey data. To the extent that the Compensation Committee is aware of the companies that comprise the compensation survey data used in benchmarking confirm that you will disclose in future filings names of the companies considered and provide us with sample disclosure. To the extent that the Compensation Committee is not aware of the identities of companies considered confirm that you will disclose this in future filings. In addition we note your reference to “peer group survey data” on page 35. In future filings, please clarify whether you benchmark to the peer group survey data. If you do, please confirm that you will provide disclosure similar to that for the compensation survey data in future filings and provide sample disclosure.

Registrant Response

To the extent we refer to companies that are included in compensation survey data for purposes of benchmarking executive compensation in future years we will provide disclosure similar to the disclosure included in our DEF 14A filed with the Commission on May 1, 2009 as set forth below.

Executive Compensation Review Process

Competitive Positioning. In line with our compensation philosophy, the compensation program for our Named Executive Officers that was set by our Compensation Committee for 2008 was comprised of a mix of base salary, cash bonuses and long-term incentive compensation in the form of equity-based awards, as well as group medical and other benefits, participation in our Deferred Compensation Plan or Rabbi Trust Plan, as applicable, and 401(k) Plan and/or perquisites. In determining the base salary, targeted incentive cash bonus under our Annual Incentive Plan and equity awards to be granted under our Equity-Based Program, referred to as “total targeted compensation,” for each of our Named Executive Officers for 2008, the Compensation Committee reviewed surveys of compensation data for comparable companies and executives prepared by an independent consultant as well as published compensation survey data, recommendations made by our chief executive officer with respect to the other Named Executive Officers, and various other factors specific to the individual executive and then used its discretion to set compensation for individual executive officers, including our chief executive officer, at levels warranted, in its judgment, by external, internal and/or individual circumstances.

The Compensation Committee has the authority under its charter to retain compensation consultants to assist it. In accordance with this authority, in August 2007, the Compensation Committee engaged Mercer (US) Inc, or Mercer, as its independent outside compensation consultant to provide information, analyses, and advice regarding matters related to the compensation of our chief executive officer and other

Named Executive Officers for 2008 and 2009. We believe that Mercer was independent because it was engaged by the Compensation Committee itself, reports directly to the Compensation Committee, provides us with no other services or advice and only interacts with us with the express permission of the Compensation Committee.

Specifically, Mercer was engaged by the Compensation Committee to review our pre-2008 executive compensation program and to provide advice to us with respect to the compensation of our Named Executive Officers going forward. In order to assess the competitiveness of our executive compensation program, and the alignment between executive pay and business performance, Mercer, among other things:

•	developed a comparator peer group and benchmarking strategy, described below;

•	conducted a competitive compensation review of our chief executive officer and other Named Executive Officers for all components of direct compensation including:

•	base salary,

•	cash compensation, consisting of base salary and short-term incentives, and

•	total direct compensation, consisting of base salary plus short and long-term incentives;

•	compared our business performance to an industry peer group and checked the alignment of pay and performance;

•	reviewed our equity pay practices related to executive compensation and compared them to peer company norms; and

•	reviewed our short and long-term incentive programs.

Based on the foregoing analysis, Mercer developed and provided to the Compensation Committee the following recommendations for managing executive compensation going forward:

•	review compensation strategy to ensure alignment with business strategy and effectiveness of attracting, motivating and retaining executive talent;

•	migrate towards more balanced pay mix that includes increased cash opportunity and reduced equity awards;

•	re-align pay and performance expectations of short-term incentive programs such that compensation for achieving threshold performance objectives is awarded;

•	grant a combination of both stock options and restricted stock in the long-term incentive program mix on an annual basis to ensure competitive compensation opportunity; and

•	adopt minimum stock ownership guidelines.

In addition, Mercer provided the Compensation Committee with recommendations developed by it in response to the committee’s stated intention of providing 75th percentile total direct compensation opportunity to our Named Executive Officers by 2009, based upon a comparison of total direct compensation among companies similar to us and of executive officers holding positions similar to our executive officers’ positions. The companies included in Mercer’s peer group comparison analysis consisted of competitors for business as well as executive talent and companies of comparable size measured in terms of revenues. They were each publicly traded U.S. companies with median annual revenues of approximately $600 million (based, for comparative purposes, on the estimated revenue figures projected by us for 2007 for the entities within the scope of our Named Executive Officers’ responsibility, including both those owned by us and those managed by us for others).

The companies comprising the Mercer comparator or peer group that the Compensation Committee considered when determining 2008 compensation were:

•	Corrections Corporation of America

•	Healthspring, Inc.

•	Res-Care, Inc.

•	Gentiva Health Services, Inc.

•	Chemed Corp.

•	Maximus, Inc.

•	Amedisys, Inc.

•	Healthways, Inc.

•	Odyssey Healthcare, Inc.

•	Cornell Companies, Inc.

•	Vistacare, Inc.

•	Advocat, Inc.

•	LHC Group, Inc.

•	Sun Healthcare Group, Inc.

In addition to the peer group survey data compiled by Mercer, the Compensation Committee also referred to published compensation survey data provided by Mercer for purposes of benchmarking the compensation of our Named Executive Officers for 2008. This published compensation survey data represented a broader industry view than the peer group data and also encompassed healthcare services and social services organizations with revenues approximating $600 million. The Compensation Committee used this market survey data as a means of comparing our executive compensation program as a whole, as well as the pay of individual executives if the jobs were sufficiently similar to make the comparison meaningful, and ensuring that our executive compensation as a whole is appropriately competitive, given our performance.

For 2008, the Compensation Committee targeted the 50th percentile of the market survey data provided by Mercer with respect to each named executive officer in determining such executive’s (a) total targeted compensation potential (consisting of his base salary, targeted incentive cash bonus under our Annual Incentive Plan and annual equity awards under our Equity-Based Program), (b) his base salary and (c) his combined short-term and long-term incentive compensation, with the intention of increasing each of these to the 75th percentile by 2009, as a reasonable competitive response to the growing employment opportunities for our executives within our industry and as a means to further align our executives’ interest with our and our stockholders’ interests. Prior to 2008, the total direct compensation for each of our executive officers approximated the 25th percentile of such market survey data.

To the extent that the Compensation Committee is not aware of the identities of companies that comprise the compensation survey data used in benchmarking we will disclose this fact in future filings. To the extent we benchmark to peer group survey data, we will provide disclosure similar to the above disclosure in future filings.

If you have any questions, please contact the undersigned at (520) 747-6674.

Very truly yours,

/s/ Michael N. Deitch
Michael N. Deitch
Chief Financial Officer

Exhibit Index

Exhibit No.	Description

1	Calculation of Future Debt Payment Schedule

Exhibit 1

Providence Service Corporation

Calculation of Future Debt Payment Schedule

				Projected 12/31/08	Projected 3/31/09	Projected 6/30/09	Projected 9/30/09	Projected 12/31/09
				164,350,000	161,106,250	157,862,500	154,618,750	151,375,000
Consolidated Funded Indebtedness		All Other Lenders		118,332,000	115,996,500	113,661,000	111,325,500	108,990,000

Senior Secured Term Debt		CIT		$46,018,000	$45,109,750	$44,201,500	$43,293,250	$42,385,000
Scheduled Principal Payments on Debt
Senior Secured Term Debt - Scheduled Amortization				CIT payments	908,250.00	908,250.00	908,250.00	908,250.00
				Other Lenders	2,335,500.00	2,335,500.00	2,335,500.00	2,335,500.00

Existing Debt Agreement - CIT	1 mth LIBOR Interest Rate	Credit Spread	All-in Rate	CIT	0.44271%

				Other Lenders	0.09047%
Interest on Senior Secured Term Debt	0.55%	3.50%	4.05%		129,426	461,811	457,486	448,085
					$1,037,676	$1,370,061	$1,365,736	$1,356,335
Projected Effective rate at amendment date	1.46%	**
Annual Scheduled Payments on CIT Debt					1	2	3	4
PV Rate		Period			0.985657	0.971519	0.957584	0.943849
PV of Future Cash Flows					1,022,791.84	1,331,040.29	1,307,806.60	1,280,175.67
** Quarterly effective interest rate = All in rate + deferred financing rate per quarter								$4,941,814.40

CIT Only - Term Sheet February 24, 2009 (excluding fixed rate)				Fee no PV calc

.5% + 6.5%	7.05%				225,296.46	803,893.34	796,363.69	780,000.05
No Amendment Fees				—
Scheduled payments on debt					908,250.00	908,250.00	908,250.00	908,250.00

Total Scheduled Payments on Debt (variation 2)				—	1,133,546.46	1,712,143.34	1,704,613.69	1,688,250.05
Annual Scheduled Payments on Modified Debt (version 2)		Period		0	1	2	3	4
PV Rate (at 12/31/08 Effective Rate)				—	0.985657	0.971519	0.957584	0.943849
PV of Future Cash Flows				—	1,117,287.56	1,663,379.71	1,632,310.94	1,593,453.26
				—				6,006,431.46

Existing Debt Agreement - Other Lenders	1 mth LIBOR Interest Rate	Credit Spread	All-in Rate

Interest on Senior Secured Term Debt	0.55%	3.50%	4.05%		332,809	1,187,514	1,176,391	1,152,219
					$2,668,309	$3,523,014	$3,511,891	$3,487,719
Projected Effective rate at amendment date	1.10%	**
Annual Scheduled Payments on CIT Debt					1	2	3	4
PV Rate		Period			0.989091	0.978300	0.967628	0.957071
PV of Future Cash Flows					2,639,199.17	3,446,565.71	3,398,203.09	3,337,996.08
** Quarterly effective interest rate = All in rate + deferred financing rate per quarter								$12,821,964.05

All Other Lenders - Term Sheet				Fee no PV calc

.5% + 6.5%	7.05%				579,333.75	2,067,154.29	2,047,792.35	2,005,714.43
4.0 Basis Point Amendment Fee				473,328.00
Scheduled payments on debt					2,335,500.00	2,335,500.00	2,335,500.00	2,335,500.00

Total Scheduled Payments on Debt (variation 2)				473,328.00	2,914,833.75	4,402,654.29	4,383,292.35	4,341,214.43
Annual Scheduled Payments on Modified Debt (version 2)		Period		0	1	2	3	4
PV Rate (at 12/31/08 Effective Rate)				473,328.00	0.989091	0.978300	0.967628	0.957071
PV of Future Cash Flows				473,328.00	2,883,034.74	4,307,117.88	4,241,394.77	4,154,852.23
				473,328.00				15,586,399.61

				Projected 3/31/10	Projected 6/30/10	Projected 9/30/10	Projected 12/31/10	Projected 3/31/11
				147,050,000	142,725,000	138,400,000	134,075,000	128,668,750
Consolidated Funded Indebtedness		All Other Lenders		105,876,000	102,762,000	99,648,000	96,534,000	92,641,500

Senior Secured Term Debt		CIT		$41,174,000	$39,963,000	$38,752,000	$37,541,000	$36,027,250
Scheduled Principal Payments on Debt
Senior Secured Term Debt - Scheduled Amortization				1,211,000.00	1,211,000.00	1,211,000.00	1,211,000.00	1,513,750.00
				3,114,000.00	3,114,000.00	3,114,000.00	3,114,000.00	3,892,500.00

Existing Debt Agreement - CIT	1 mth LIBOR Interest Rate	Credit Spread	All-in Rate

Interest on Senior Secured Term Debt	0.55%	3.50%	4.05%	429,148	421,519	413,617	401,083	380,103
				$1,640,148	$1,632,519	$1,624,617	$1,612,083	$1,893,853
Projected Effective rate at amendment date	1.46%	**
Annual Scheduled Payments on CIT Debt				5	6	7	8	9
PV Rate		Period		0.930311	0.916967	0.903815	0.890851	0.878073
PV of Future Cash Flows				1,525,847.98	1,496,966.33	1,468,353.02	1,436,126.07	1,662,941.35
** Quarterly effective interest rate = All in rate + deferred financing rate per quarter							$5,927,293.41

CIT Only - Term Sheet February 24, 2009 (excluding fixed rate)

.5% + 6.5%	7.05%			747,035.63	733,754.99	720,000.05	698,181.87	661,660.13
No Amendment Fees
Scheduled payments on debt				1,211,000.00	1,211,000.00	1,211,000.00	1,211,000.00	1,513,750.00

Total Scheduled Payments on Debt (variation 2)				1,958,035.63	1,944,754.99	1,931,000.05	1,909,181.87	2,175,410.13
Annual Scheduled Payments on Modified Debt (version 2)		Period		5	6	7	8	9
PV Rate (at 12/31/08 Effective Rate)				0.930311	0.916967	0.903815	0.890851	0.878073
PV of Future Cash Flows				1,821,582.25	1,783,276.68	1,745,266.53	1,700,796.74	1,910,169.47
							7,050,922.20

Existing Debt Agreement - Other Lenders	1 mth LIBOR Interest Rate	Credit Spread	All-in Rate

Interest on Senior Secured Term Debt	0.55%	3.50%	4.05%	1,103,524	1,083,906	1,063,587	1,031,357	977,407
				$4,217,524	$4,197,906	$4,177,587	$4,145,357	$4,869,907
Projected Effective rate at amendment date	1.10%	**
Annual Scheduled Payments on CIT Debt				5	6	7	8	9
PV Rate		Period		0.946630	0.936303	0.926089	0.915986	0.905993
PV of Future Cash Flows				3,992,436.05	3,930,512.49	3,868,816.00	3,797,087.52	4,412,100.76
** Quarterly effective interest rate = All in rate + deferred financing rate per quarter							$15,588,852.06

All Other Lenders - Term Sheet
.5% + 6.5%	7.05%			1,920,948.75	1,886,798.55	1,851,428.70	1,795,324.80	1,701,411.75
4.0 Basis Point Amendment Fee
Scheduled payments on debt				3,114,000.00	3,114,000.00	3,114,000.00	3,114,000.00	3,892,500.00

Total Scheduled Payments on Debt (variation 2)				5,034,948.75	5,000,798.55	4,965,428.70	4,909,324.80	5,593,911.75
Annual Scheduled Payments on Modified Debt (version 2)		Period		5	6	7	8	9
PV Rate (at 12/31/08 Effective Rate)				0.946630	0.936303	0.926089	0.915986	0.905993
PV of Future Cash Flows				4,766,235.37	4,682,263.79	4,598,427.61	4,496,871.27	5,068,044.12
							18,543,798.05

				Projected 6/30/11	Projected 9/30/11	Projected 12/31/11	Projected 3/31/12	Projected 6/30/12
				123,262,500	117,856,250	112,450,000	105,962,500	99,475,000
Consolidated Funded Indebtedness		All Other Lenders		88,749,000	84,856,500	80,964,000	76,293,000	71,622,000

Senior Secured Term Debt		CIT		$34,513,500	$32,999,750	$31,486,000	$29,669,500	$27,853,000
Scheduled Principal Payments on Debt
Senior Secured Term Debt - Scheduled Amortization				1,513,750.00	1,513,750.00	1,513,750.00	1,816,500.00	1,816,500.00
				3,892,500.00	3,892,500.00	3,892,500.00	4,671,000.00	4,671,000.00

Existing Debt Agreement - CIT	1 mth LIBOR Interest Rate	Credit Spread	All-in Rate

Interest on Senior Secured Term Debt	0.55%	3.50%	4.05%	368,829	357,215	341,547	318,796	303,742
				$1,882,579	$1,870,965	$1,855,297	$2,135,296	$2,120,242
Projected Effective rate at amendment date	1.46%	**
Annual Scheduled Payments on CIT Debt				10	11	12	13	14
PV Rate		Period		0.865479	0.853065	0.840829	0.828769	0.816881
PV of Future Cash Flows				1,629,332.03	1,596,054.18	1,559,987.83	1,769,666.16	1,731,985.62
** Quarterly effective interest rate = All in rate + deferred financing rate per quarter						$6,448,315.40

CIT Only - Term Sheet February 24, 2009 (excluding fixed rate)

.5% + 6.5%	7.05%			642,035.62	621,818.23	594,545.50	554,940.75	528,735.21
No Amendment Fees
Scheduled payments on debt				1,513,750.00	1,513,750.00	1,513,750.00	1,816,500.00	1,816,500.00

Total Scheduled Payments on Debt (variation 2)				2,155,785.62	2,135,568.23	2,108,295.50	2,371,440.75	2,345,235.21

Annual Scheduled Payments on Modified Debt (version 2)		Period		10	11	12	13	14
PV Rate (at 12/31/08 Effective Rate)				0.865479	0.853065	0.840829	0.828769	0.816881
PV of Future Cash Flows				1,865,786.57	1,821,778.12	1,772,715.95	1,965,375.73	1,915,778.77
						7,370,450.10

Existing Debt Agreement - Other Lenders	1 mth LIBOR Interest Rate	Credit Spread	All-in Rate

Interest on Senior Secured Term Debt	0.55%	3.50%	4.05%	948,417	918,552	878,265	819,761	781,050
				$4,840,917	$4,811,052	$4,770,765	$5,490,761	$5,452,050
Projected Effective rate at amendment date	1.10%	**
Annual Scheduled Payments on CIT Debt				10	11	12	13	14
PV Rate		Period		0.896109	0.886333	0.876664	0.867100	0.857640
PV of Future Cash Flows				4,337,989.84	4,264,194.57	4,182,356.40	4,761,037.72	4,675,897.74
** Quarterly effective interest rate = All in rate + deferred financing rate per quarter						$17,196,641.58

All Other Lenders - Term Sheet
.5% + 6.5%	7.05%			1,650,948.73	1,598,961.15	1,528,831.28	1,426,990.50	1,359,604.84
4.0 Basis Point Amendment Fee
Scheduled payments on debt				3,892,500.00	3,892,500.00	3,892,500.00	4,671,000.00	4,671,000.00

Total Scheduled Payments on Debt (variation 2)				5,543,448.73	5,491,461.15	5,421,331.28	6,097,990.50	6,030,604.84
Annual Scheduled Payments on Modified Debt (version 2)		Period		10	11	12	13	14
PV Rate (at 12/31/08 Effective Rate)				0.896109	0.886333	0.876664	0.867100	0.857640
PV of Future Cash Flows				4,967,534.57	4,867,263.57	4,752,684.45	5,287,566.77	5,172,090.07
						19,655,526.70

				Projected 9/30/12	Projected 12/31/12	Projected 3/31/13	Projected 6/30/13	Projected 9/30/13
				92,987,500	86,500,000	64,875,000	43,250,000	21,625,000
Consolidated Funded Indebtedness		All Other Lenders		66,951,000	62,280,000	46,710,000	31,140,000	15,570,000

Senior Secured Term Debt		CIT		$26,036,500	$24,220,000	$18,165,000	$12,110,000	$6,055,000
Scheduled Principal Payments on Debt
Senior Secured Term Debt - Scheduled Amortization				1,816,500.00	1,816,500.00	6,055,000.00	6,055,000.00	6,055,000.00
				4,671,000.00	4,671,000.00	15,570,000.00	15,570,000.00	15,570,000.00

Existing Debt Agreement - CIT	1 mth LIBOR Interest Rate	Credit Spread	All-in Rate

Interest on Senior Secured Term Debt	0.55%	3.50%	4.05%	288,279	269,478	245,228	185,964	125,339
				$2,104,779	$2,085,978	$6,300,228	$6,240,964	$6,180,339
Projected Effective rate at amendment date	1.46%	**
Annual Scheduled Payments on CIT Debt				15	16	17	18	19
PV Rate		Period		0.805164	0.793616	0.782233	0.771013	0.759954
PV of Future Cash Flows				1,694,692.85	1,655,464.62	4,928,242.83	4,811,862.37	4,696,771.24
** Quarterly effective interest rate = All in rate + deferred financing rate per quarter					$6,851,809.25

CIT Only - Term Sheet February 24, 2009 (excluding fixed rate)

.5% + 6.5%	7.05%			501,818.22	469,090.94	426,877.50	323,715.44	218,181.83
No Amendment Fees
Scheduled payments on debt				1,816,500.00	1,816,500.00	6,055,000.00	6,055,000.00	6,055,000.00

Total Scheduled Payments on Debt (variation 2)				2,318,318.22	2,285,590.94	6,481,877.50	6,378,715.44	6,273,181.83
Annual Scheduled Payments on Modified Debt (version 2)		Period		15	16	17	18	19
PV Rate (at 12/31/08 Effective Rate)				0.805164	0.793616	0.782233	0.771013	0.759954
PV of Future Cash Flows				1,866,627.40	1,813,880.76	5,070,335.37	4,918,070.32	4,767,327.87
					7,561,662.65

Existing Debt Agreement - Other Lenders	1 mth LIBOR Interest Rate	Credit Spread	All-in Rate

Interest on Senior Secured Term Debt	0.55%	3.50%	4.05%	741,288	692,943	630,585	478,194	322,299
				$5,412,288	$5,363,943	$16,200,585	$16,048,194	$15,892,299
Projected Effective rate at amendment date	1.10%	**
Annual Scheduled Payments on CIT Debt				15	16	17	18	19
PV Rate		Period		0.848284	0.839030	0.829876	0.820823	0.811868
PV of Future Cash Flows				4,591,157.25	4,500,507.83	13,444,484.76	13,172,727.51	12,902,455.39
** Quarterly effective interest rate = All in rate + deferred financing rate per quarter					$18,528,600.54

All Other Lenders - Term Sheet
.5% + 6.5%	7.05%			1,290,389.70	1,206,233.85	1,097,685.00	832,411.13	561,039.00
4.0 Basis Point Amendment Fee
Scheduled payments on debt				4,671,000.00	4,671,000.00	15,570,000.00	15,570,000.00	15,570,000.00

Total Scheduled Payments on Debt (variation 2)				5,961,389.70	5,877,233.85	16,667,685.00	16,402,411.13	16,131,039.00
Annual Scheduled Payments on Modified Debt (version 2)		Period		15	16	17	18	19
PV Rate (at 12/31/08 Effective Rate)				0.848284	0.839030	0.829876	0.820823	0.811868
PV of Future Cash Flows				5,056,951.71	4,931,174.27	13,832,120.08	13,463,477.40	13,096,280.85
					20,447,782.82

				Projected 12/31/13	Total	Change from Original CF’s
				0
Consolidated Funded Indebtedness		All Other Lenders		0

Senior Secured Term Debt		CIT		$—
Scheduled Principal Payments on Debt
Senior Secured Term Debt - Scheduled Amortization				6,055,000.00
				15,570,000.00

Existing Debt Agreement - CIT	1 mth LIBOR Interest Rate	Credit Spread	All-in Rate

Interest on Senior Secured Term Debt	0.55%	3.50%	4.05%	62,669
				$6,117,669	$52,427,361
Projected Effective rate at amendment date	1.46%	**
Annual Scheduled Payments on CIT Debt				20
PV Rate		Period		0.749053
PV of Future Cash Flows				4,582,461.00
** Quarterly effective interest rate = All in rate + deferred financing rate per quarter				$19,019,337.44	$43,188,570

CIT Only - Term Sheet February 24, 2009 (excluding fixed rate)

.5% + 6.5%	7.05%			109,090.92
No Amendment Fees
Scheduled payments on debt				6,055,000.00

Total Scheduled Payments on Debt (variation 2)				6,164,090.92	57,175,036.35
Annual Scheduled Payments on Modified Debt (version 2)		Period		20
PV Rate (at 12/31/08 Effective Rate)				0.749053
PV of Future Cash Flows				4,617,233.31	47,362,433.30
				19,372,966.88	47,362,433.30	9.66%

Existing Debt Agreement - Other Lenders	1 mth LIBOR Interest Rate	Credit Spread	All-in Rate

Interest on Senior Secured Term Debt	0.55%	3.50%	4.05%	161,150
				$15,731,150	$134,813,215
Projected Effective rate at amendment date	1.10%	**
Annual Scheduled Payments on CIT Debt				20
PV Rate		Period		0.803011
PV of Future Cash Flows				12,632,292.79
** Quarterly effective interest rate = All in rate + deferred financing rate per quarter				$52,151,960.45	$116,288,019
			Total Other and CIT		$159,476,589

All Other Lenders - Term Sheet
.5% + 6.5%	7.05%			280,519.50
4.0 Basis Point Amendment Fee
Scheduled payments on debt				15,570,000.00

Total Scheduled Payments on Debt (variation 2)				15,850,519.50	147,494,850.04
Annual Scheduled Payments on Modified Debt (version 2)		Period		20
PV Rate (at 12/31/08 Effective Rate)				0.803011
PV of Future Cash Flows				12,728,148.27	127,826,861.78
				53,120,026.59	127,826,861.78	9.92%